EXHIBIT 19.1

STOCK TRANSACTIONS GUIDELINES
Murphy USA’s Stock Transactions Guidelines (the “guidelines”) have been prepared to help you navigate decisions in trading Murphy USA securities. These guidelines are based on federal securities laws as well as internal considerations intended to help you avoid any risk of scrutiny regarding your insider trading activity.
Within these guidelines, you will also find:
•Appendix A: Murphy USA’s insider trading policy found within our Code of Business Conduct and Ethics
•Appendix B: List of Window Group Members
•Appendix C: Insider Pre-clearance Trading Checklist
These guidelines supplement our policy on insider trading found within our Code of Business Conduct and Ethics, which is attached as Appendix A.
General Rule: As stated in the Company’s Code of Business Conduct and Ethics, a non-employee director, officer or employee shall not disclose or use confidential Company information for the personal profit or advantage of himself or herself or anyone else. Each non-employee director, officer and employee should know that significant information concerning the Company’s plans or operations (or of those with which we do business) that has not been released to the public is strictly confidential.
The Company recognizes the importance of a strong securities market. To accomplish this, a number of laws have been established to protect the strength and integrity of the securities market. You may obtain material, non-public (or “inside”) information about the Company or the companies with which we do business in the course of your employment.
Using inside information to trade in securities or to provide another person with this information is illegal. Securities laws provide severe sanctions upon individuals using “inside information” to benefit themselves or the Company. In certain cases, such action can lead to the Company incurring significant penalties as well.
The prohibition against trading on inside information applies to non-employee directors, officers and all other employees of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to:
•the spouses, domestic partners and minor children (even if financially independent) of such employees or non-employee directors and
•anyone to whom such employees or non-employee directors provide significant financial support.
Further, the prohibition applies to: 1) any account over which employees, non-employee directors and the persons listed in the bullets above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and 2) those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.
“Window Group” Restrictions:
Because of their access to confidential information on a regular basis, Company policy subjects its directors and the categories of employees listed in Appendix B (collectively, the “Window Group”) to additional restrictions on trading in Company securities. Members of the Window Group are prohibited from engaging in transacting in or giving Company’s securities during time periods when such members are most likely to be in possession of material nonpublic information. These black-out periods generally begin 40 calendar days prior to the next earnings release and extend through two full trading days following the earnings release. Members of the Window Group will receive a Trading Window Calendar from the General Counsel.
•All transactions must be pre-approved, regardless of the window status. Even during open trading windows, members of the Window Group – together with family and household members – should not engage in any transaction in the Company’s securities (including a gift, contribution to a trust, or similar transfer) without first obtaining pre-clearance of the transaction from the General Counsel. This will help prevent inadvertent violations of the federal securities laws and avoid even the appearance of trading on nonpublic inside information. At times, the General Counsel may decline to pre-clear trades even when our trading window is open. This may occur as a result of a pending business transaction or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated. Please refer to the Insider Pre- clearance Trading Checklist attached as Appendix C for the type of information and documentation that should accompany a pre-clearance request.
•Non-Employee Directors and Officer members of the Window Group:
oProvide 24 hours’ notice if you plan to purchase MUSA securities so that the Company can ensure compliance with volume limitations on any Company share repurchase program. Note that the Company from time to time repurchases MUSA securities. Purchases by directors and officers must be factored into the Company’s repurchase decisions each day. Please allow us at least one day advance notice to accommodate any adjustments needed.
oPre-clearance and a SEC Form 4 filing is required if you choose to rebalance your 401(k) in a manner that triggers the purchase or sale of MUSA stock. If you would like to change the allocation of your future 401(k) investments, you must do so during an open trading window.
All Team Members (including Directors and Officers):
•Pre-arranged (Rule 10b5-1) trading plans must be pre-approved prior to establishment. If you wish to implement a pre-arranged trading plan (which also may be referred to as a 10b5-1 trading plan) you are welcome to do so after obtaining approval from the General Counsel. No employee, director or officer may be party to more than one 10b5-1 trading plan at any given time. Pursuant to SEC rules, you may enter into a 10b5-1 trading plan during an open window period and only when you are not aware of material non-public information, and any trading plan entered into by a director or officer must include SEC-mandated certifications.
All employees must enter a 10b5-1 trading plan during an open window period, and any new or modified 10b5-1 trading plan must contain a provision delaying the first trade for a minimum prescribed period (directors and officers: the later of 90 calendar days and the next 10-Q or 10-K; all other employees: 30 calendar days).
The entry, amendment and termination of a 10b5-1 trading plan by a director or officer must be disclosed in MUSA’s periodic reports. Directors and officers must notify the General Counsel in advance of any modifications or terminations of any existing 10b5-1 plans. Transactions by a director or officer effected under a pre-cleared 10b5-1 trading plan must be reported within one business day to the General Counsel to ensure timely Form 4 filings.
•Hedging transactions are prohibited. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow individuals to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the shareholder to continue to own the covered securities, but without the full risks and rewards of ownership. Engaging in such activity causes your financial interest to diverge from that of our other shareholders. Therefore, our Code of Business Conduct and Ethics policy prohibits directors, officers and all employees from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s securities.
•Gifts. Gifts of Company securities should only be made when not in possession of inside information.

Directors and Officers:
•Pledging of Company securities is not allowed prior to achieving your applicable stock ownership target. A director or officer may not pledge Company securities, including by purchasing Company securities on margin or holding Company securities in a margin account, until he or she has achieved the applicable stock ownership target specified in the Corporate Governance Guidelines of the Company. Once such stock ownership target has been achieved, such director or executive officer may pledge Company securities in compliance with applicable law (including disclosure of such pledging in the Company’s proxy statement, as required by SEC regulations), so long as all stock owned to satisfy the applicable stock ownership target remains unpledged. Any pledging of shares should be disclosed to the General Counsel and to the Board in advance of such pledging.
•Section 16 Reporting. Directors and officers are required to file Section 16 beneficial ownership reports for any transactions (including gifts or donations) of MUSA securities. These reports will be filed on your behalf by the Company and must be filed within 2 business days of the transaction. In addition, most sales of MUSA stock will also require a pre-transaction filing per SEC Rule 144. Therefore, it is very important to provide timely notice of, and work closely with, the Legal Department regarding any transactions in MUSA stock.
•Profits made on any opposite way transactions within a 6-month period must be returned to the Company. Directors and officers are subject to limitations on short-swing transactions set forth in Section 16(b) of the Exchange Act. The practical effect of the short-swing transactions provisions is that if you purchase and sell (or sell and purchase) the Company’s securities within a six-month period you must disgorge all profits to the Company whether or not you had knowledge of any material non-public information.
Thank you for your attention to these guidelines. Please consult with the General Counsel with any questions that you may have.

Contact Information:

[name removed]	[name removed]
General Counsel & Corporate Secretary	Legal Assistant
[internal phone number and email]	[internal phone number and email]

Appendix A
Excerpt of Code of Business Conduct and Ethics dated September 11, 2023
Do Not Trade on Inside Information
Inside information must be kept strictly confidential, and it is illegal to trade securities (stock) while a Team Member has Inside Information. These restrictions on trading apply both to Company stock or another company’s stock, such as a Company vendor or supplier, that is impacted by the Inside Information of the Company.

In addition to applying to Team Members, the prohibition against trading on Inside Information applies to family members (spouses, domestic partners, and minor children) and anyone to whom a Team Member provides significant financial support.

Do not share any Inside Information with family, friends, or any other person. Sharing Inside Information or “tipping” can result in serious civil and criminal penalties for both the Company and for the individual involved.
Team Members are also prohibited from engaging in any Hedging transactions that are designed to hedge or speculate on any change in the market value of the Company’s securities.

If a Team Member has questions about whether an action is prohibited or information is confidential, they should contact the Corporate Compliance Officer at [internal company phone number].

Directors, officers, and other designated insiders are also subject to certain trading restrictions based on the timing of a trade pursuant to the Company’s separate Stock Transactions Guidelines, which are periodically communicated to these insiders by the General Counsel.

Key Definitions:

“Hedging” – Buying or selling an investment made with intent of reducing the risk of loss.

“Inside Information” – Information that is (1) Material and (2) Non-Public information. Information is “Material” if a reasonable investor would consider the information to be important when making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether information is Material, it should be treated as if it was Material. Common examples of Material information include, but are not limited to:
•Unexpected financial results.
•Unpublished financial reports or projections.
•Information about existing or potential business plans, product developments, innovations, or major transactions.
•Interruption of business or significant changes by management.
•New products or projects.
•Major outcomes in litigation.
•Mergers or acquisitions.

Information is “Non-Public” if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. If it is not clear whether information has been publicly disclosed, it should be treated as if it is Non-Public information.

Appendix B

Employee Window Group Members:
•All members of the Executive Leadership Team, the Senior Leadership Team, and the CEO
•All employees at the Sr. Director and Director cohort
•All employees in the following departments:
oAccounting/Controllers (Reporting to VP, Chief Accounting Officer & Treasurer)
oInvestor Relations and Financial Planning & Analytics (Reporting to VP, Investor Relations and FP&A)
oStrategy & Analytics (Reporting to VP, Strategy & Analytics)
oLegal (Reporting to VP and General Counsel)
•All other employees who receive the monthly financial book not otherwise captured by the above

Appendix C

Insider Trading Pre-clearance Checklist

Below are some of the considerations taken into account upon a Window Group member’s request to trade in MUSA securities.

Trading Window – Confirm that transaction date is during the Company’s open trading window
Material Non-public Knowledge – Confirm that the Window Group member is not in possession of any material information regarding the Company that has not been adequately disclosed to the public
Repurchase Period (D&Os) – If the Company is currently repurchasing shares, confirm volume limitations will not be exceeded due to transactions by non-employee directors and officers
Section 16(b) Compliance (D&Os) – Confirm the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions under the six month pre- and post-transaction period.
Stock Ownership Requirement (D&Os) – Ensure the Insider is compliant with required stock ownership level
Form 4 (D&Os) – Ensure that a Form 4 has been or will be completed and will be timely filed if applicable (Section 16 Insider transactions)
Form 144 (D&Os) – Ensure that a Form 144 has been or will be completed and will be timely filed if applicable (Section 16 Insider sales)